Exhibit 99.1

Impac Mortgage Holdings, Inc. Announces Exchange Offers

and Consent Solicitation Relating to Series B Preferred Stock and Series C Preferred Stock

IRVINE, CA – September 14, 2022 – Impac Mortgage Holdings, Inc. (NYSE American: IMH) (the “Company” or “we”), today announced that it has commenced exchange offers (the “Exchange Offers”) and a consent solicitation (the “Consent Solicitation”) relating to its outstanding shares of 9.375% Series B Cumulative Redeemable Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), and its outstanding shares of 9.125% Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock” and together with the Series B Preferred Stock, the “Preferred Stock”).

Exchange Offer and Consent Solicitation Relating to Series B Preferred Stock and Series C Preferred Stock

The Company is offering to holders of its outstanding shares of Series B Preferred Stock, and to holders of its outstanding shares of Series C Preferred Stock, the opportunity to receive (i) for each outstanding share of Series B Preferred Stock, (a) cash in the amount of $3.00 or, under certain circumstances described in the Prospectus/Consent Solicitation relating to the Exchange Offers, thirty (30) shares of 8.25% Series D Cumulative Redeemable Preferred Stock, par value $0.01 per share (“New Preferred Stock”); and (b) 13.33 shares of common stock, par value $0.01 per share (“Common Stock”); and (ii) for each outstanding share of Series C Preferred Stock, (a) cash in the amount of $0.10 or, under certain circumstances described in the Prospectus/Consent Solicitation relating to the Exchange Offers, one (1) share of New Preferred Stock; (b) 1.25 shares of Common Stock and (c) a warrant to purchase 1.5 shares of Common Stock at a purchase price of $5.00 per share of Common Stock.

Concurrently with the Exchange Offers, the Company is also soliciting consents from holders of the Series B Preferred Stock and the Series C Preferred Stock to amend the provisions of the Company’s charter setting forth the terms of the Series B Preferred Stock and Series C Preferred Stock (the “Proposed Amendments”) to (1) permit closing of the Exchange Offers, without payment of any accrued or accumulated dividends on any outstanding shares of Series B Preferred Stock or Series C Preferred Stock, and (2) provide that, following the effectiveness of the Proposed Amendments and the Exchange Offers, the remaining outstanding shares of Series B Preferred Stock and Series C Preferred Stock would be subject to redemption at the election of the Company or the holders of any outstanding shares of Series B Preferred Stock or Series C Preferred Stock, as the case may be, for the same consideration as holders of Series B Preferred Stock and Series C Preferred Stock receive in the Exchange Offers.

Among other conditions, consummation of the Exchange Offer for any series of Preferred Stock is conditioned on the holders of at least 66⅔% of the outstanding shares of each series of Preferred Stock consenting to the Exchange Offer and the Proposed Amendment relating to that series of Preferred Stock (the “Individual Series Minimum Condition”). As of September 6, 2022, holders of 68.0% of our outstanding Series B Preferred Stock and holders of 64.6% of our outstanding Series C Preferred Stock have entered into voting agreements agreeing to consent to the Proposed Amendments. The Exchange Offer for each series of Preferred Stock is also conditioned on the approval by holders of Common Stock of the Proposed Amendments and the issuance of shares of Common Stock in the Exchange Offers, which, in the aggregate, will constitute more than 20% of the outstanding shares of the Company’s Common Stock, in accordance with Maryland law, our charter, our bylaws and the rules of the NYSE American. Approval of the Proposed Amendments by holders of our Common Stock requires the affirmative vote of a majority of the votes entitled to be cast on the matter. Approval of the issuance of shares of Common Stock in the Exchange Offer requires approval of a majority of the votes cast on the matter. As of September 6, 2022, holders of 47.6% of our outstanding Common Stock have entered into voting agreements agreeing to vote to approve the Proposed Amendments and the issuance of Common Stock in the Exchange Offers. The Company may close the Exchange Offer for any series of Preferred Stock only if the Exchange Offer for the other series of Preferred Stock also meets its Individual Series Minimum Condition and the Proposed Amendments become effective.

The offering period will continue until 11:59 p.m., New York City time, on October 20, 2022, unless extended or terminated by us, as described in the Company’s Schedule TO and Prospectus/Consent Solicitation (the “Expiration Date”). Tendered shares of Preferred Stock may be withdrawn by holders at any time prior to the Expiration Date in accordance with procedures described in the Company’s Schedule TO and Prospectus/Consent Solicitation. We will make a public announcement of whether cash or New Preferred Stock will be issued at least five business (5) days prior to the Expiration Date, and, if required by Rule 13e-4 under the Securities Exchange Act of 1934, as amended, we will file an amendment to our Schedule TO reflecting such determination.

The Exchange Offers and Consent Solicitation are being made pursuant to a Prospectus/Consent Solicitation dated September 14, 2022, and Schedule TO, dated September 14, 2022, each of which have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and more fully set forth the terms and conditions of the Exchange Offers and Consent Solicitation. The Company’s Common Stock is listed on the NYSE American under the symbol “IMH.” As of close of business on September 6, 2022, 21,500,935 shares of our Common Stock were outstanding.

D.F. King & Co., Inc. has been appointed as the Information Agent and Solicitation Agent for the Exchange Offers and Consent Solicitation, and Continental Stock Transfer & Trust Company has been appointed as the Exchange Agent. Requests for documents should be directed to D.F. King & Co., Inc. at (212) 269-5550 for banks and brokers, and at (888) 280-6942 for all other callers (toll-free), or imh@dfking.com.

Important Additional Information And Where To Find It

The Company, its directors and certain of its executive officers are deemed to be participants in the solicitation of proxies from the Company’s common stockholders in connection with the matters to be considered at the Company’s special meeting of stockholders relating to the Exchange Offers (“Special Meeting”). Information regarding the names of the Company’s directors and executive officers and their respective interests in the Company by security holdings or otherwise can be found in the Company’s proxy statement for its 2022 Annual Meeting of Stockholders, filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2022. The proxy statement and all other documents filed with the SEC by the Company are available free of charge at the SEC’s website at www.sec.gov. The Company has filed a definitive proxy statement and proxy card with the SEC in connection with the solicitation of proxies from the Company’s stockholders in connection with the matters to be considered at the Company’s Special Meeting. Additional information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth therein. INVESTORS AND STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND THE ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain the Proxy Statement, any amendments or supplements to the Proxy Statement, the accompanying proxy card, and other documents filed by the Company with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Investor Relations section of the Company’s corporate website at www.impaccompanies.com, or by writing to the Company’s Corporate Secretary at Impac Mortgage Holdings, Inc., 19500 Jamboree Road, Irvine, California 92612.

In connection with the Exchange Offers and Consent Solicitation, a registration statement on Form S-4, a tender offer statement on Schedule TO, and related documents and amendments thereto relating to the exchange offer and consent solicitation have been filed by the Company with the SEC. The Series B Preferred Stock and Series C Preferred Stock may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This Form 8-K shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of such securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Holders of the Series B Preferred Stock and Series C Preferred Stock are strongly advised to read the registration statement, tender offer statement and other related documents and amendments thereto because these documents contain important information. Copies of the Schedule TO and Prospectus/Consent Solicitation will be available free of charge at the website of the SEC at www.sec.gov. Requests for documents may also be directed to D.F. King & Co., Inc. at (212) 269-5550 for banks and brokers, and at (888) 280-6942 for all other callers (toll-free), or imh@dfking.com. The Company is not making any recommendation to holders of outstanding Series B Preferred Stock and Series C Preferred Stock as to whether they should tender their shares pursuant to the Exchange Offers.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “may,” “capable,” “will,” “intends,” “believe,” “expect,” “likely,” “potentially,” “appear,” “should,” “could,” “seem to,” “anticipate,” “expectations,” “plan,” “ensure,” “desire,” or similar terms or variations on those terms or the negative of those terms. The forward-looking statements are based on current management expectations. Actual results may differ materially as a result of several factors, including, but not limited to the following: acceptance of a plan for regaining compliance with the NYSE American’s listed company standards; impact on the U.S. economy and financial markets due to the outbreak and continued effect of the COVID-19 pandemic; our ability to successfully consummate the contemplated exchange offers for our outstanding preferred stock and receive the requisite consents for the proposed amendments to our charter documents to facilitate the redemption from holders of our outstanding preferred stock who do not participate in the exchange offers; any adverse impact or disruption to the Company’s operations; changes in general economic and financial conditions (including federal monetary policy, interest rate changes, and inflation); increase in interest rates, inflation, and margin compression; ability to successfully sell aggregated loans to third-party investors; successful development, marketing, sale and financing of new and existing financial products, including NonQM products; recruit and hire talent to rebuild our TPO NonQM origination team, and increase NonQM originations; volatility in the mortgage industry; performance of third-party sub-servicers; our ability to manage personnel expenses in relation to mortgage production levels; our ability to successfully use warehousing capacity and satisfy financial covenants; our ability to maintain compliance with the continued listing requirements of the NYSE American for our common stock; increased competition in the mortgage lending industry by larger or more efficient companies; issues and system risks related to our technology; ability to successfully create cost and product efficiencies through new technology including cyber risk and data security risk; more than expected increases in default rates or loss severities and mortgage related losses; ability to obtain additional financing through lending and repurchase facilities, debt or equity funding, strategic relationships or otherwise; the terms of any financing, whether debt or equity, that we do obtain and our expected use of proceeds from any financing; increase in loan repurchase requests and ability to adequately settle repurchase obligations; failure to create brand awareness; the outcome of any claims we are subject to, including any settlements of litigation or regulatory actions pending against us or other legal contingencies; and compliance with applicable local, state and federal laws and regulations.

For a discussion of these and other risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see our latest Annual Report on Form 10-K and Quarterly Reports on Form 10-Q we file with the Securities and Exchange Commission and in particular the discussion of “Risk Factors” therein. This document speaks only as of its date and we do not undertake, and expressly disclaim any obligation, to release publicly the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements except as required by law.

About the Company

Impac Mortgage Holdings, Inc. (IMH or Impac) provides innovative mortgage lending and real estate solutions that address the challenges of today’s economic environment. Impac’s operations include mortgage lending, servicing, portfolio loss mitigation, real estate services, and the management of the securitized long-term mortgage portfolio, which includes the residual interests in securitizations.

For additional information, questions or comments, please call Justin Moisio, Chief Administrative Officer at (949) 475-3988 or email Justin.Moisio@ImpacMail.com.

Website: http://ir.impaccompanies.com or www.impaccompanies.com